ISSUER FREE WRITING PROSPECTUS
SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH 15, 2007
Filed pursuant to Rule 433
Registration Number: 333-141305
Banc of America Securities LLC
Alpharma Inc.
2.125% Convertible Senior Notes due 2027

Issuer:	Alpharma Inc. (NYSE symbol: ALO)

Title of securities:	2.125% Convertible Senior Notes due 2027

Aggregate principal amount offered:	$300,000,000 (with no option to purchase additional notes), increased from a preliminary offering amount of $200,000,000 (excluding an option to purchase up to $30,000,000 of additional notes).

Net proceeds:	$292,600,000

Contingent interest:	0.25%, subject to the conditions described in the prospectus supplement

Maturity:	March 15, 2027

Annual interest rate:	2.125% per annum

Interest payment dates:	March 15 and September 15 of each year

Put dates:	March 15, 2014, March 15, 2017 and March 15, 2022

Fundamental change put:	If the issuer undergoes a fundamental change, holders may, subject to certain conditions, require the issuer to repurchase the notes for cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest.

Conversion rights:	The notes are convertible, in whole or in part, prior to the close of business on the business day immediately preceding the stated maturity, upon the satisfaction of one or more of the conditions described in the preliminary prospectus supplement.

Initial conversion price:	Approximately $32.60 per share of Class A Common Stock

Initial conversion rate:	30.6725 shares of Class A Common Stock per $1,000 aggregate principal amount of notes

Payment upon conversion:	As further described in the preliminary prospectus supplement, for each $1,000 principal amount of notes, a holder will receive a settlement amount equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days in the conversion reference period. The settlement amount will be paid in cash or a combination of cash and Class A Common Stock.

Use of proceeds:	The issuer intends to use the net proceeds of this offering to fund future business development transactions and for general corporate purposes, including working capital.

Settlement:	March 20, 2007

U.S. federal income tax considerations:	Each holder will be deemed to have agreed in the indenture, for United States federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the U.S. Department of Treasury regulations that govern contingent payment debt instruments. The comparable yield is 8.250%.

Adjustment to conversion rate upon a fundamental change:	If a fundamental change described in any of paragraphs (1) and (2) of the definition of such term occurs and a holder elects to convert its notes in connection with such fundamental change, the issuer will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of common stock (the “make-whole shares”). The following table sets forth the hypothetical stock price, effective date and number of make-whole shares per $1,000 principal amount of notes:

Alpharma, Inc. Conversion Rate Adjustment Table

Stock Price
Effective Date	$24.15	$26.00	$28.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$70.00	$80.00	$90.00	$100.00

20-Mar-07	10.73	9.14	7.88	6.89	5.05	3.82	2.98	2.39	1.95	1.61	1.15	0.84	0.64	0.48
15-Mar-08	10.73	8.98	7.70	6.66	4.79	3.57	2.75	2.18	1.76	1.44	1.02	0.74	0.56	0.42
15-Mar-09	10.73	8.79	7.47	6.37	4.45	3.23	2.45	1.90	1.50	1.22	0.84	0.61	0.45	0.34
15-Mar-10	10.73	8.56	7.21	6.04	4.08	2.87	2.12	1.61	1.25	1.00	0.68	0.49	0.36	0.28
15-Mar-11	10.73	8.34	6.85	5.63	3.58	2.40	1.68	1.23	0.92	0.73	0.48	0.35	0.26	0.20
15-Mar-12	10.73	8.03	6.32	5.04	2.89	1.73	1.10	0.74	0.52	0.40	0.26	0.19	0.15	0.11
15-Mar-13	10.73	7.79	5.58	4.17	1.88	0.85	0.41	0.22	0.14	0.11	0.08	0.06	0.05	0.04
15-Mar-14	10.73	7.79	5.04	2.66	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 41.4025 per $1,000 principal amount
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and prospectus supplement if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.
ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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